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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc. (Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)
973149 10 7 (CUSIP Number of Class of Securities Underlying Common Stock)
Marla Ann Stark Vice President and General Counsel Wind River Systems, Inc. 500 Wind River Way Alameda, CA 94501 (510) 748-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
(650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,157,578.00	$984.00

*	Calculated solely for determining the filing fee. This amount assumes that options to purchase 7,727,102 shares of Common Stock of Wind River Systems, Inc. having an aggregate value of $12,157,578.00 as of March 21, 2003, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
**	Previously paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    third party tender offer subject to Rule 14d-1.
  ☒    issuer tender offer subject to Rule 13e-4.
  ☐    going-private transaction subject to Rule 13e-3.
  ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 21, 2003, and is the final amendment relating to an offer by Wind River Systems, Inc., a Delaware corporation ("Wind River" or the "Company"), to exchange (the "Exchange Offer") options to purchase an aggregate of 7,727,102 shares of the Company's common stock, whether vested or unvested, that have been granted under the following option plans:

  •
  Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan;

  •
  Integrated Systems, Inc. 1988 Stock Option Plan;

  •
  Integrated Systems, Inc. 1998 Equity Incentive Plan;

  •
  Wind River Systems, Inc. 1998 Equity Incentive Plan;

  •
  Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan;

  •
  Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan; and

  •
  Nonstatutory Stock Option Agreement between Wind River and Marla Ann Stark;

that have exercise prices of at least $11.00 per share and that are held by eligible employees (the "Eligible Options"). Properly tendered Eligible Options will be exchanged for new options (the "New Options") to purchase shares of the Company's common stock to be granted under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (in the case of employees who are not executive officers) and the Wind River Systems, Inc. 1998 Equity Incentive Plan (in the case of executive officers). The New Options will be granted upon the terms and subject to the conditions set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003, as amended (the "Offer to Exchange"); (2) the related emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003; (3) the Election Form; and (4) the Withdrawal Form. This Amendment No. 2 reports the results of the Exchange Offer.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

        The Exchange Offer expired at 11:59 p.m., Pacific time, on Thursday, April 17, 2003. Pursuant to the Exchange Offer, the Company accepted for cancellation options to purchase 7,438,609 shares of our common stock. Subject to the terms and conditions of the Exchange Offer, the Company will grant options to purchase 3,764,770 shares of our common stock in exchange for such canceled options.

Item 12. Exhibits.

(a)(1)(a)**	Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003, as amended.
(a)(1)(b)*	Emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003.
(a)(1)(c)*	Form of Election Form.
(a)(1)(d)*	Form of Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option.
(a)(1)(f)*	Employee Presentation.
(a)(1)(g)*	Form of Stock Option Exchange Program Calculator.
(a)(1)(h)*	Form of Reminder Emails to be Sent to Wind River Employees During the Offer.
(a)(1)(i)**	Email from Wind River's President and Chief Executive Officer, Thomas St. Dennis, dated April 3, 2003.
(a)(1)(j)**	Form of Confirmation Email.
(a)(1)(k)	Email from Wind River's President and Chief Executive Officer, Thomas St. Dennis, dated April 18, 2003.
(a)(2)*	Press Release.
(b)	Not applicable.

(d)(1)
Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan (filed as Exhibit No. 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-06921), dated June 26, 1996, and incorporated herein by reference).
(d)(2)
Integrated Systems, Inc. 1988 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(3)
Integrated Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.5 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(4)
Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.6 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(5)
Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-92244), dated July 11, 2002, and incorporated herein by reference).
(d)(6)
Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-34874), dated April 14, 2000, and incorporated herein by reference).
(d)(7)
Nonstatutory Stock Option Agreement between Wind River Systems, Inc. and Marla Ann Stark (filed as Exhibit No. 10.28 to Wind River's Quarterly Report on Form 10-Q filed on December 14, 1999, and incorporated herein by reference).
(d)(8)
Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit No. 10.23 to Wind River's Annual Report on Form 10-K filed on May 1, 2001, and incorporated herein by reference).
(d)(9)
Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.46 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
(d)(10)*	Form of Stock Option Agreement for French Employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.
(d)(11)
Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.48 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 21, 2003.
**	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on April 3, 2003.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WIND RIVER SYSTEMS, INC.
/s/ THOMAS ST. DENNIS Thomas St. Dennis President and Chief Executive Officer (Principal Executive Officer)
Date: April 18, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)**	Offer to Exchange Certain Outstanding Options for New Options, dated March 21, 2003, as amended.
(a)(1)(b)*	Emails from Wind River's President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003.
(a)(1)(c)*	Form of Election Form.
(a)(1)(d)*	Form of Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option.
(a)(1)(f)*	Employee Presentation.
(a)(1)(g)*	Form of Stock Option Exchange Program Calculator.
(a)(1)(h)*	Form of Reminder Emails to be Sent to Wind River Employees During the Offer.
(a)(1)(i)**	Email from Wind River's President and Chief Executive Officer, Thomas St. Dennis, dated April 3, 2003.
(a)(1)(j)**	Form of Confirmation Email.
(a)(1)(k)	Email from Wind River's President and Chief Executive Officer, Thomas St. Dennis, dated April 18, 2003.
(a)(2)*	Press Release.
(d)(1)	Amended and Restated Wind River Systems, Inc. 1987 Equity Incentive Plan (filed as Exhibit No. 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-06921), dated June 26, 1996, and incorporated herein by reference).
(d)(2)	Integrated Systems, Inc. 1988 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(3)	Integrated Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.5 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(4)	Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit 99.6 to Wind River's Registration Statement on Form S-8 (File No. 333-33348), dated March 27, 2000, and incorporated herein by reference).
(d)(5)	Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-92244), dated July 11, 2002, and incorporated herein by reference).
(d)(6)	Embedded Support Tools Corporation Amended and Restated 1999 Stock Option Plan (filed as Exhibit 99.1 to Wind River's Registration Statement on Form S-8 (File No. 333-34874), dated April 14, 2000, and incorporated herein by reference).
(d)(7)	Nonstatutory Stock Option Agreement between Wind River Systems, Inc. and Marla Ann Stark (filed as Exhibit No. 10.28 to Wind River's Quarterly Report on Form 10-Q filed on December 14, 1999, and incorporated herein by reference).
(d)(8)	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Equity Incentive Plan (filed as Exhibit No. 10.23 to Wind River's Annual Report on Form 10-K filed on May 1, 2001, and incorporated herein by reference).
(d)(9)	Form of Stock Option Agreement under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.46 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).
(d)(10)*	Form of Stock Option Agreement for French Employees under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan.
(d)(11)	Provisions Applicable to Persons Subject to the Laws of France under the Wind River Systems, Inc. 1998 Non-Officer Stock Option Plan (filed as Exhibit No. 10.48 to Wind River's Quarterly Report on Form 10-Q filed on September 14, 2001, and incorporated herein by reference).

*
Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 21, 2003.

**
Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on April 3, 2003.

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS